UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 1-32135

SEABRIDGE GOLD INC.
(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K includes as Exhibit 99.2 the Company’s technical report entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report” with an effective date of August 8, 2022. Exhibit 99.2 shall be deemed to be filed and shall be incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-211331) and Form F-10 (File No. 333-251081)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

Date: August 10, 2022	By:	/s/ Chris Reynolds
	Name:	Chris Reynolds
	Title:	VP Finance and CFO

EXHIBITS

Exhibit	Description
99.1	Material Change Report dated August 9, 2022
99.2	Technical Report
23.1	Consent of Henry Kim, P.Geo., Wood Canada Limited.
23.2	Consent of Hassan Ghaffari, P.Eng., Tetra Tech, Inc
23.3	Consent of Jianhui (John) Huang, Ph.D., P.Eng., Tetra Tech, Inc.
23.4	Consent of James H. Gray, P.Eng., Moose Mountain Technical Services
23.5	Consent of Derek Kinakin, M.Sc., P.Geo., P.G., BGC Engineering Inc.
23.6	Consent of Rolf Schmitt, P. Geo., ERM Consultants Canada Ltd.
23.7	Consent of Neil Brazier, P.Eng., WN Brazier Associates Inc.
23.8	Consent of David Willms, P.Eng., Klohn Crippen Berger Ltd.
23.9	Consent of Ross Hammett, Ph.D., P.Eng., WSP Golder

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